

January 10, 2013

Via E-mail
Dongni Han
Board Secretary
Longhai Steel, Inc.
No. 1 Jingguang Road, Neiqiu County
Xingtai City, Hebei Province 054000
People's Republic of China

>   **Re: Longhai Steel, Inc.**
>   **Amendment No. 4 to Registration Statement on Form S-1**
>   **Filed January 8, 2013**
>   **File No. 333-183949**

Dear Ms. Han:

      We have reviewed your response letter and the amendment to your registration statement, and we have the following comment.

Risk Factors, page 7

Risks Related to Our Business, page 7

Our operation may be adversely affected by the Chinese New Year . . . , page 8

1. We note the revisions you made to this risk factor; however, you have not explained the reason why in the third quarter of 2012, you had such insufficient material supply that you temporarily closed your leased production line for the second time during the year. We understand that the first shutdown, during the first quarter of the year, was due to the Chinese New Year.

2. Please revise to state the length of time that each production line shutdown persisted.

3. In addition, please explain what your "leased production line" is. We understand that you have a single leased production facility with two connected rolling lines, based on disclosure in MD&A and your Business section. Do you mean that you shut your operations entirely, or only one of the rolling lines?

MD&A, page 21

4. If the company's customers or suppliers significantly curtail their businesses during the one month period around the Chinese New Year and this is a trend that you expect to

continue and it has a material impact on your operations, please consider whether this is a material factor impacting performance, and if so, discuss it along with similar factors in your Overview. You should also discuss the specific impact of the shutdowns, if material, on your results of operations, liquidity or financial position in other appropriate sections of MD&A.

You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Fang Liu (*via e-mail*)
        Pillsbury Winthrop Shaw Pittman LLP